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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )

                            SPEIZMAN INDUSTRIES, INC.
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                  847805 10 8
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).




                               Page 1 of 5 Pages

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CUSIP NO. 847805 10 8                Schedule 13G            Page 2 of 5 Pages
                                  (Amendment No. 2)



 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Robert S. Speizman
               ###-##-####


 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   ( )
               not a member of a group

                                                            (b)   ( )


 3       SEC USE ONLY



 4       CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

                         5         SOLE VOTING POWER

      NUMBER OF                          652,913

        SHARES           6         SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                           79,950

         EACH            7         SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                           652,913

         WITH            8         SHARED DISPOSITIVE POWER

                                          79,950

 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         732,863


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  *

                                         n/a


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                         22.2


12       TYPE OF REPORTING PERSON *

                                         IN



                      * SEE INSTRUCTION BEFORE FILLING OUT!

                             Page 2 or 5 Pages

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CUSIP NO. 847805 10 8          Schedule 13G              Page 3 of 5 Pages
                            (Amendment No. 2)

  Issuer:                             Speizman Industries, Inc.
  Title of Class of  Securities:      Common Stock, par value $.10 per share
  Reporting Person:                   Robert S. Speizman
  Social Security Number of
       Reporting Person:              ###-##-####


         The following are the changes in the information reported in the previous filing of Schedule 13G, dated February 6, 1995:

Item 4        Ownership:

              (a)   Amount Beneficially Owned

             584,932    shares owned directly
              67,981    shares subject to presently exercisable options or
                            options that become exercisable in March 1996
              26,650    shares held by child
              53,300    shares held by spouse as custodian for children
             -------
             732,863    shares beneficially owned

              (b)   Percent of Class

                    22.2%

              (c)   Number of Shares as to which such Person has

                    (i)    Sole power to vote or direct the vote:

               584,932    shares owned directly
                67,981    shares subject to presently exercisable options or
               -------        options that become exercisable in March 1996
               652,913

                    (ii)   Shared power to vote or direct the vote:

                26,650    shares held by child
                53,300    shares held by spouse as custodian for children
                ------
                79,950


                         page 3 of 5 pages


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                    (iii)  Sole power to dispose or direct the disposition of:

                  584,932    shares owned directly
                   67,981    shares subject to presently exercisable options or
                  -------        options that become exercisable in March 1996
                  652,913

                       (iv)Shared power to dispose or direct the disposition of:

                  26,650    shares held by child
                  53,300    shares held by spouse as custodian for children
                  ------
                  79,950

                         Page 4 of 5 Pages

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CUSIP No. 847805 10 8             Schedule 13G    Page 5 of 5 Pages
                               (Amendment No. 2)






         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  February  13, 1996
                                                           Date


                                               /s/ Robert  S. Speizman
                                                        Signature

                                                  Robert S. Speizman
                                                   Name/Title

                   Page 5 of 5 Pages